September 6, 2019

Leanne Fitzgerald
Vice President and Secretary
Cerence Inc.
15 Wayside Road
Burlington, MA 01803

       Re: Cerence Inc.
           Form 10
           Filed August 21, 2019
           File No. 001-39030

Dear Ms. Fitzgerald:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services
cc:    John C. Kennedy, Esq.